SILVER NORTH RESOURCES LTD.

Condensed Consolidated Interim Financial Statements

For the six months ended March 31, 2025 and 2024

325 Howe Street, Suite 410, Vancouver B.C. V6C 1Z7, Canada, TSXV: SNAG; Tel: 604-687-3520

SILVER NORTH RESOURCES LTD.

Expressed in Canadian Dollars, unless otherwise stated

CONTENTS

Page

Notice of No Auditor Review of Interim Financial Statements

Condensed Consolidated Interim Financial Statements:	3

Statements of Financial Position	4

Statements of Comprehensive Loss	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7

Notes to the Financial Statements	8 - 26

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

SILVER NORTH RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

		March 31,	September 30,
	Note	2025 (Unaudited)	2024 (Audited)

Assets
Current assets
Cash		$206,375	$709,647
Deferred financing costs		62,000	-
Receivables		18,349	38,360
Prepaid expenses		157,216	105,372
		443,940	853,379
Non-current assets
Exploration and evaluation assets	5	7,075,521	6,873,183
Deposits	6	14,376	75,889
		7,089,897	6,949,072

Total assets		$7,533,837	$7,802,451

Current liabilities
Accounts payable and accrued liabilities		$335,755	$498,199
Due to related parties	9	721,755	608,679
Flow-through share premium liability	7	19,236	107,997
		1,076,746	1,214,875
Shareholders' equity
Share capital	7	26,930,571	26,930,571
Share subscription	7(c)	178,000	-
Reserves	7,8	4,189,464	4,131,153
Accumulated other comprehensive loss		(44,005)	(38,074)
Deficit		(24,796,939)	(24,436,074)
		6,457,091	6,587,576

Total shareholders' equity and liabilities		$7,533,837	$7,802,451

Nature of operations and going concern (Note 1)

Event after reporting period (Note 14)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 6, 2025.

On behalf of the Board of Directors:

Director “Jason Weber”                                  Director “Mark T. Brown”

See accompanying notes to the condensed consolidated interim financial statements

SILVER NORTH RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited, presented in Canadian Dollars)

		Three months ended March 31,		Six months ended March 31,
	Note	2025	2024	2025	2024

Expenses
Accounting and legal fees	9	$26,204	$23,266	$89,275	$41,572
Investor relations and shareholder information	9	83,982	179,842	162,893	321,004
Office facilities and administrative services	9	4,500	4,500	9,000	9,000
Office expenses		4,107	3,757	19,293	2,990
Property investigation (recovery)		-	-	-	(12)
Restoration expenses		25	-	1,920
Share-based payments	8	51,080	-	58,311	-
Transfer agent, listing and filing fees		23,963	22,716	35,733	32,548
Travel		11,644	3,761	26,183	8,710
Wages, benefits and consulting fees	9	37,800	40,496	60,750	49,380
		(243,305)	(278,338)	(463,358)	(465,192)

Interest income and other income		4,479	1,422	5,600	2,757
Fair value gain (loss) on marketable securities	4	-	(187)	-	11,813
Flow-through share premium recovery		6,637	-	88,761	-
Foreign exchange gain (loss)		10,948	(330)	8,132	(1,298)
Write-down of exploration and evaluation assets	5	-	(687,683)	-	(687,683)
Net loss for the period		$(221,241)	$(965,116)	$(360,865)	$(1,139,603)

Other comprehensive income (loss)
Exchange difference arising on the translation of foreign subsidiaries		(12,175)	18,090	(5,931)	1,295
Total comprehensive loss for the period		$(233,416)	$(947,026)	$(366,796)	$(1,138,308)
Basic and diluted loss per common share		$(0.00)	$(0.03)	$(0.01)	$(0.03)
Weighted average number of common shares outstanding – basic and diluted		47,713,494	36,092,280	47,713,494	35,614,333

See accompanying notes to the condensed consolidated interim financial statements

SILVER NORTH RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited, presented in Canadian Dollars)

		Share Capital			Reserves			Accumulated Other Comprehensive Income (Loss)
	Note	Number of shares	Amount	Share Subscription	Equity settled employee benefits	Warrants	Finders' warrants	Foreign exchange reserve	Deficit	Total equity
Balance, September 30, 2023 (Audited)		31,877,994	24,891,882	85,000	2,498,092	791,848	455,246	(38,104)	(22,404,661)	6,279,303
Private placements	7(b)(i)	5,000,000	988,000	-	-	12,000	-	-	-	1,000,000
Share subscription		-	-	(70,000)	-	-	-	-	-	(70,000)
Share issue costs	7(b)(i)	-	(102,138)	-	-	-	16,293	-	-	(85,845)
Net loss		-	-	-	-	-	-	1,295	(1,139,603)	(1,138,308)
Balance, March 31, 2024 (Unaudited)		36,877,994	25,777,744	15,000	2,498,092	803,848	471,539	(36,809)	(23,544,264)	5,985,150
Private placements	7(b)(ii)(iv)	10,655,500	1,466,255	-	-	11,125	-	-	-	1,477,380
Share subscription		-	-	(15,000)	-	-	-	-	-	(15,000)
Flow-through share premium	7(b)(iv)	-	(162,500)	-	-	-	-	-	-	(162,500)
Share issue costs	7(b)(ii)(iv)	-	(190,528)	-	-	-	9,814	-	-	(180,714)
Acquisition of exploration and evaluation assets	7(b)(iii)	180,000	39,600	-	-	-	-	-	-	39,600
Share-based payments	8(a)	-	-	-	336,735	-	-	-	-	336,735
Net loss		-	-	-	-	-	-	(1,265)	(891,810)	(893,075)
Balance, September 30, 2024 (Audited)		47,713,494	26,930,571	-	2,834,827	814,973	481,353	(38,074)	(24,436,074)	6,587,576
Share subscription	7(c)	-	-	178,000		-	-	-	-	178,000
Share-based payments	8(a)	-	-	-	58,311	-	-	-	-	58,311
Net loss		-	-	-	-	-	-	(5,931)	(360,865)	(366,796)
Balance, March 31, 2025 (Unaudited)		47,713,494	$ 26,930,571	$ 178,000	$ 2,893,138	$ 814,973	$ 481,353	$ (44,005)	$ (24,796,939)	$ 6,457,091

See accompanying notes to the condensed consolidated interim financial statements

SILVER NORTH RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited, presented in Canadian Dollars)

	Six months ended March 31
	2025	2024
Cash flows from (used in) operating activities
Net loss for the period	$(360,864)	$(1,139,603)
Items not affecting cash:
Fair value gain on marketable securities	-	(11,813)
Flow-through share premium recovery	(88,761)	-
Share-based payments	58,311	-
Write-down of exploration and evaluation assets	-	687,683

Changes in non-cash working capital items:
Receivables	20,217	1,109
Prepaid expenses	(51,844)	(231,910)
Accounts payable and accrued liabilities	209,832	(65,791)
Due to related parties	76,076	77,148
Net cash (used in) operating activities	(137,033)	(683,177)

Cash flows from (used in) investing activities
Deposits	65,477	-
Exploration and evaluation assets, net of recoveries	(567,387)	(80,315)
Net cash (used in) investing activities	(501,910)	(80,315)

Cash flows from financing activities
Share subscriptions received	178,000	15,000
Proceeds from issuance of common shares	-	915,000
Share issue costs	(17,000)	(32,588)
Net cash provided by financing activities	141,500	897,412

Effect of exchange rate changes on cash	(5,829)	130
Change in cash for the period	(503,272)	134,050
Cash, beginning of the period	709,647	135,203
Cash, end of the period	$206,375	$269,253
Cash comprised of:
Cash	$206,375	$269,253
	$206,375	$269,253

Supplemental disclosure with respect to cash flows (Note 10)

Cash includes $47,799 (2024 - $322,728) held to pay for flow-through expenditures. Amounts of $12,500 (2024 - $38,942) included in accounts payable and accrued liabilities relate to flow-through expenditures.

See accompanying notes to the condensed consolidated interim financial statements

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, presented in Canadian Dollars)

1.NATURE OF OPERATIONS AND GOING CONCERN

Silver North Resources Ltd. (formerly Alianza Minerals Ltd.) (the “Company” or “Silver North”) was incorporated in Alberta on October 21, 2005 under the Business Corporations Act of Alberta and its registered office is Suite 410, 325 Howe Street, Vancouver, BC, Canada, V6C 1Z7. On April 25, 2008 the Company filed for a certificate of continuance and is continuing as a BC Company under the Business Corporations Act (British Columbia).  The Company is listed on the TSX Venture Exchange (the “Exchange”) under the trading symbol “SNAG”.

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company’s investment in its exploration and evaluation assets is dependent upon the future discovery, development and sale of minerals, upon the ability to raise sufficient capital to finance these activities, and/or upon the sale of these properties.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the condensed consolidated interim statement of financial position. The condensed consolidated interim financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

Adverse financial market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both manage expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds. Accordingly, these material uncertainties cast significant doubt upon the Company’s ability to continue as a going concern.

As at March 31, 2025, the Company had a working capital deficiency of $632,806 (September 30, 2024: $361,496), inclusive of a flow-through share premium liability of $19,236 (September 30, 2024: $107,997).

2.BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, presented in Canadian Dollars)

2.BASIS OF PREPARATION - continued

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for marketable securities classified as available-for-sale, which are stated at fair value through other comprehensive income (loss). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS Accounting Standards that are published at the time of preparation.

3.MATERIAL ACCOUNTING POLICY INFORMATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended September 30, 2024.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended September 30, 2024. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the six-month period ended March 31, 2025 are not necessarily indicative of the results that may be expected for the current fiscal year ending September 30, 2025.

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, presented in Canadian Dollars)

4.MARKETABLE SECURITIES

On March 29, 2023, the Company received 75,000 shares of Highlander Silver Corp. (“Highlander”) valued at $12,000 pursuant to a data purchase agreement. In October 2023, Highlander completed a share consolidation on a two pre-consolidation common shares for one new common share basis and the Company currently holds 37,500 Highlander shares. During the year ended September 30, 2024, 37,500 Highlander shares were sold for proceeds of $20,625, with the Company realizing a $8,625 gain on disposal.

The shares are measured and presented at fair value using the observable market share price as at the dates of the statements of financial position. The gain or loss as a result of the re-measurement is recorded in profit and loss.

	March 31, 2025	March 31, 2024
Net changes in fair value of marketable securities through profit and loss:
Beginning of the period	$-	$4,500
Change in unrealized gain	-	11,813
Value at March 31, 2025 and 2024	$-	$16,313

5.EXPLORATION AND EVALUATION ASSETS

The Company typically obtains its mineral exploration rights by way of direct acquisition from government regulatory authorities, outright purchases from third parties, or by entering into option agreements to acquire such rights subject to future consideration, often inclusive of requirements to complete exploration work on such properties.  Such costs, when subsequently incurred by the Company, are also capitalized as non-current assets and included within the Exploration and Evaluation category.  The Company will, and has, also subsequently entered into arrangements with other parties to vend certain of these interests utilizing similar mechanisms, based on management’s assessment of what is advantageous to the Company.

Although the Company has taken steps to verify title to its unproven mineral right interests, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

The Company’s major mineral property interests are its Haldane and Tim silver properties located in the Yukon Territory of Canada while it also has other mineral property interests in North and South America. Following are summary tables of exploration and evaluation assets and brief summary descriptions of each of the exploration and evaluation assets:

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the period ended March 31, 2025

	Haldane	Tim	Others – Maintained	Total

Balance at September 30, 2024	$5,686,215	$-	$1,186,968	$6,873,183

Additions during the period

Exploration expenditures:
Camp, travel and meals	18,561	-	-	18,561
Drilling	139,344	-	-	139,344
Field equipment rental	1,800	-	-	1,800
Geochemical	12,574	-	-	12,574
Geological consulting	88,844	7,319	595	96,758
Licence and permits	273	-	8,028	8,301
	261,396	7,319	8,623	277,338
Less:
Option payments received	-	(75,000)	-	(75,000)

Net additions	261,396	(67,681)	8,623	202,338

Balance at March 31, 2025	$5,947,611	$(67,681)	$1,195,591	$7,075,521

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS - continued

Exploration and Evaluation Assets for the year ended September 30, 2024

	Haldane	Tim	Others – Maintained	Others – Dropped	Total

Balance at September 30, 2023	$5,048,921	$-	$1,129,142	$703,582	$6,881,645

Additions during the year
Acquisition costs:
Property acquisition	-	-	45.600	3,375	48,975
	-	-	45,600	3,375	48,975

Exploration expenditures:
Camp, travel and meals	66,154	3,335	-	3,645	73,134
Drilling	416,562	-	-	-	416,562
Field equipment rental	1,155	-	-	-	1,155
Geochemical	-	-	-	549	549
Geological consulting	140,953	55,129	4,246	592	200,920
Licence and permits	-	-	7,980	(3,118)	4,862
Permitting	-	-	-	6,148	6,148
Trenching	12,470	-	-	-	12,470
	637,294	58,464	12,226	7,816	715,800
Less:
Option payments received	-	(50,000)	(2,700)	-	(52,700)
Proceeds received in excess of exploration and evaluation asset costs – recognized as income	-	1,286	2,700	-	3,986
Recovered exploration expenditures	-	(9,750)	-	-	(9,750)
Write-down of properties	-	-	-	(717,378)	(717,378)

Net additions	637,294	-	57,826	(706,187)	(11,067)

Foreign currency translation	-	-	-	2,605	2,605

Balance at September 30, 2024	$5,686,215	$-	$1,186,968	$-	$6,873,183

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(a)Haldane

On March 2, 2018, the Haldane property was purchased from Equity Exploration Consultants Ltd. (“Equity”), and is located in Yukon Territory, Canada. Equity has a 2% NSR royalty on the Haldane property and is entitled to receiving bonus share payments from the Company:

oissue 50,000 shares to Equity upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent; and

oissue 100,000 shares upon the decision to commence construction of a mine or processing plant.

On April 12, 2018, the Company purchased the Nur, Clarkston and Fara claims which are contiguous to and grouped with the Haldane property from the estate of Yukon prospector John Peter Ross (the “Estate”).  The Estate is entitled to receiving bonus share payments from the Company:

oissue 50,000 shares to the Estate upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent; and

oissue 100,000 shares upon the decision to commence construction of a mine or processing plant.

As of March 31, 2025, the Company had spent $5,947,611 (September 30, 2024 - $5,686,215) on advancing this property, including the acquisition costs.

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(b)Tim

On January 24, 2020, subsequently amended on December 5, 2023, the Company entered into an option agreement with a subsidiary of Coeur Mining Inc. (“Coeur”) for Coeur to acquire the Company’s wholly-owned Tim property located in southern Yukon.

Coeur can earn an initial 51% interest in the Tim property by completing item numbers 1 to 7 per the table below:

	Date/Period	Expenditures	Option Payment
1	On the Effective Date	None	$10,000 (received)
2	On or before 1st anniversary of the Class 1 Notification Date (*)	$50,000 (completed)	$15,000 (received)
3	On or before 2nd anniversary of the Class 1 Notification Date (*)	-	$25,000 (received)
4	By December 31, 2023	-	$50,000 (received)
5	By December 31, 2024	$700,000	$75,000 (received)
6	By December 31, 2025	$1,100,000	$100,000
7	By December 31, 2026	$1,353,073	$100,000
8	By December 31, 2027	-	$100,000
9	On or before the 8th anniversary of the Class 1 Notification Date (*)	-	$100,000

(*)  Class 1 Notification Date is December 16, 2020.

As further consideration for the agreed upon amendments, Coeur agreed to make a one-time payment of $50,000 to the Company on or before December 31, 2023 (received).

After earning an initial 51% interest in the property, to increase its interest to 80%, Coeur must finance a feasibility study and notify the Company of its intention to develop a commercial mine on the property on or before the eighth anniversary from the date of notification of the Class 1 exploration permit, as well as completing item numbers 8 and 9 per the table above.

During the six months ended March 31, 2025, Coeur was invoiced $Nil (September 30, 2024 - $9,750) for reimbursements related to the Tim property.

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(c)Others

i.Ashby (Nevada)

On January 27, 2015, the Company signed a binding agreement to acquire the Ashby gold property from Sandstorm Gold Ltd. (“Sandstorm”) for 3,750 Company common shares valued at $7,500 and granted Sandstorm a right of first refusal on any future metal streaming agreements.

On August 2, 2017, the Company signed an exploration lease agreement to lease the Ashby property to Nevada Canyon Gold Corp. (“Nevada Canyon”). Under the terms of the agreement, Nevada Canyon made a US$1,000 payment on signing, will make annual payments of US$2,000 and will grant a 2% Net Smelter Royalty (“NSR”) on future production from the Lazy 1-3 claims comprising the Ashby property. Nevada Canyon will also be responsible for all claim fees and certain reclamation work to be undertaken on the property. The initial term of the lease is 10 years and can be extended for an additional 20 years.

A 2% NSR is payable to Nevada Eagle Resources LLC (“NER”) and a 1% NSR is payable to Sandstorm on production from the property.

During the year ended September 30, 2024, Nevada Canyon paid the Company US$2,000 for the 2024 annual payment.

ii. GDR (Yukon)

On May 9, 2024, the Company entered into an option agreement to earn a 100% interest in the GDR property in southern Yukon under the following terms:

Date/Period	Cash	Shares
On the Closing Date (5 business days following TSX Venture Exchange’s approval) **	$6,000 (paid)	180,000 (issued)
On or before 1st anniversary of the Closing Date	$6,000	180,000
On or before 2nd anniversary of the Closing Date	$20,000	240,000
On or before 3rd anniversary of the Closing Date	$30,000	240,000
On or before 4th anniversary of the Closing Date	$40,000	720,000

 ** Closing Date is defined as May 29, 2024.

On exercise of the option, the GDR property will be subject to a Net Smelter Return (NSR) royalty of 2.4%, 0.9% of which can be purchased for $2,000,000 by the Company until 6 months after the start of production.

As of March 31, 2025, the Company had spent $49,554 (September 30, 2024 - $48,959) on advancing this property, including the acquisition costs.

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(c)Others – continued

iii. White River, Goz Creek and MOR (Yukon)

In 2010, the Company acquired the White River property through staking.  The White River property is located in the Yukon Territory, northwest of Whitehorse.

On July 23, 2007, the Company purchased from Almaden certain properties in the Yukon and Almaden assigned the 2% NSR royalty on future production from these mineral claims to Almadex:

•Goz Creek – located 180 kilometers north east of Mayo, Yukon.

•MOR – located 35 kilometers east of Teslin, Yukon and is 1.5 kilometers north of the paved Alaska Highway.

As of March 31, 2025, the Company had spent $1,146,037 (September 30, 2024 - $1,138,009) on advancing these properties, net of recoveries.

iv. Mexico

The Company holds a 1% NSR, capped at $1,000,000, on certain Mexican properties.

iv.Peru

The Company holds a 1.08% Net Smelter Royalty on the Pucarana project in central Peru.

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(d)Dropped / disposed properties

i.Twin Canyon (Colorado)

On June 17, 2020, the Company acquired a lease of the Twin Canyon gold property in southwest Colorado from Myron Goldstein and Jon Thorson (“Goldstein and Thorson”).  In June 2024, the Company transferred the Twin Canyon claims back to Goldstein and Thorson and relinquished any other commitments to this property. During the year ended September 30, 2024, the Company wrote off $710,523 of capitalized exploration and evaluation costs.

ii.Klondike (Colorado)

During fiscal 2021, the Company acquired the Klondike property by staking a 100% interest in this property in Colorado.  In August 2024, the Company transferred the Klondike claims back to original owner and relinquished any other commitments to this property. During the year ended September 30, 2024, the Company wrote off $8,922 of capitalized exploration and evaluation costs.

iii.Stateline (Colorado and Utah)

During fiscal 2021, the Company acquired the Stateline property by staking a 100% interest in this property in Colorado and Utah.  In August 2024, the Company transferred the Stateline claims back to original owner and relinquished any other commitments to this property. During the year ended September 30, 2024, the Company recovered $2,067 of capitalized exploration and evaluation costs.

6.DEPOSITS

As of March 31, 2025, the Company has a US$10,000 ($14,376) performance bond with the State of Colorado Board of Land Commissioners and Colorado Division of Reclamation, Mining and Safety for the Klondike property and Twin Canyon property (September 30, 2024 – US$56,218 ($75,889).

7.SHARE CAPITAL

a)Authorized:

As at March 31, 2025, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, presented in Canadian Dollars)

7.SHARE CAPITAL – continued

b)Issued:

During the year ended September 30, 2024, the Company:

i)Completed a non-brokered private placement in two tranches closing October 19, 2023 and December 28, 2023 by issuing 2,700,000 non-flow-through units (“Unit”) at a price of $0.20 per Unit for gross proceeds of $540,000 and 2,300,000 flow-through shares (“FT Share”) at a price of $0.20 per FT Share for gross proceeds of $460,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.30. Under the residual value approach, $12,000 was assigned to the warrant component of the Units. In connection with the financing, the Company paid $24,640 in cash finder’s fees and issued 123,200 finder’s warrants, each of which is exercisable into one common share at a price of $0.20 for a period of 36 months. The value of the finder’s warrants was determined to be $16,293 and was calculated using the Black-Scholes option pricing model. The Company incurred additional share issue costs of $61,205 in connection with this financing.

ii)On April 11, 2024, the Company completed a non-brokered private placement by issuing 6,500,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $650,000. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.20. In connection with the financing, the Company paid $28,210 in cash finder’s fees and another $45,102 paid in cash was also included as share issue costs.

iii)Issued 180,000 common shares to the optionors at a price of $0.22 per share for a total consideration of $39,600 to pay for the GDR property (Note 5(c)(ii)).

iv)On June 21, 2024, the Company completed the first tranche of a non-brokered private placement by issuing 2,500,000 charity flow-through units (“CFT Unit”) at a price of $0.225 per CFT Unit for gross proceeds of $562,500. Each CFT Unit consists of one common share and one common share purchase warrant. On June 28, 2024, the Company completed the second tranche of a non-brokered private placement by issuing 1,099,250 non-flow-through units (“NFT Units”) at a price of $0.16 per NFT Unit for gross proceeds of $175,880. Each NFT Unit consists of one common share and one common share purchase warrant. On July 18, 2024, the Company completed the third tranche of a non-brokered private placement by issuing 556,250 NFT Units for gross proceeds of $89,000. Each Warrant entitles the holder to purchase one additional common share for a 48-month period at a price of $0.35. Under the residual value approach, $11,125 was assigned to the warrant component of the NFT Units. The Company recorded a flow-through premium liability of $162,500 in connection with this financing.

In connection with the financing, the Company paid $20,230 in cash finder’s fees and issued the following finder’s warrants exercisable into one common share at a price of $0.16 for a period of 12 months: 105,000 finder’s warrants until June 21, 2025, 10,500 finder’s warrants until June 28, 2025 and 10,937 finder’s warrants until July 18, 2025. The value of the finder’s warrants was determined to be $9,814 and was calculated using the Black-Scholes option pricing model. Another $87,172 paid in cash was also included as share issue costs.

c)Share subscription:

In March 2025, the Company received $178,000 for a non-brokered private placement completed in April 2025 (Note 14).

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS

a)Stock option compensation plan

The Company grants stock options to directors, officers, employees and consultants pursuant to the Company’s Stock Option Plan (the “Plan”).  The number of options that may be issued pursuant to the Plan are limited to 10% of the Company’s issued and outstanding common shares and to other restrictions with respect to any single participant (not greater than 5% of the issued common shares) or any one consultant (not greater than 2% of the issued common shares).

Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than one quarter of the options vesting in any 3-month period.

Vesting provisions may also be applied to other option grants, at the discretion of the directors.  Options issued pursuant to the Plan will have an exercise price as determined by the directors, and permitted by the Exchange, at the time of the grant. Options have a maximum expiry date of 5 years from the grant date.

Stock option transactions and the number of stock options for the six months ended March 31, 2025 are summarized as follows:

Expiry date	Exercise price	September 30, 2024	Granted	Exercised	Expired / cancelled	March 31, 2025
October 15, 2025	$0.70	401,000	-	-	-	401,000
January 18, 2027	$0.50	1,160,000	-	-	-	1,160,000
April 24, 2029	$0.15	1,860,000	-	-	-	1,860,000
July 2, 2029	$0.15	450,000	-	-	-	450,000
January 28, 2030	$0.10	-	605,000			605,000
Options outstanding		3,871,000	605,000	-	-	4,476,000
Options exercisable		3,683,500	605,000	-	-	4,413,500
Weighted average exercise price		$0.31	$0.10	$Nil	$Nil	$0.28

As at March 31, 2025, the weighted average contractual remaining life of options is 3.29 years (September 30, 2024 – 3.54 years).  The weighted average fair value of stock options expensed during the six months ended March 31, 2025 was $58,311 (2023 - $Nil).

Stock option transactions and the number of stock options for the year ended September 30, 2024 are summarized as follows:

Expiry date	Exercise price	September 30, 2023	Granted	Exercised	Expired / cancelled	September 30, 2024
July 30, 2024	$0.50	345,000	-	-	(345,000)	-
October 15, 2025	$0.70	401,000	-	-	-	401,000
January 18, 2027	$0.50	1,160,000	-	-	-	1,160,000
March 17, 2027	$0.50	100,000	-	-	(100,000)	-
April 24, 2029	$0.15	-	1,860,000	-	-	1,860,000
July 2, 2029	$0.15	-	450,000	-	-	450,000
Options outstanding		2,006,000	2,310,000	-	(445,000)	3,871,000
Options exercisable		2,006,000	2,122,500	-	(445,000)	3,683,500
Weighted average exercise price		$0.54	$0.15	$Nil	$0.50	$0.31

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS - continued

a)Stock option compensation plan – continued

The weighted average assumptions used to estimate the fair value of options for the six months ended March 31, 2025 and 2024 were as follows:

	March 31, 2025	March 31, 2024
Risk-free interest rate	2.9% - 3.52%	n/a
Expected life	5 years	n/a
Expected volatility	122.94% - 142.96%	n/a
Expected dividend yield	nil	n/a

b)Warrants

The continuity of warrants for the six months ended March 31, 2025 is as follows:

Expiry date		Exercise price	September 30, 2024	Issued	Exercised	Expired	March 31, 2025
March 15, 2025	(a)	$0.50	87,860	-	-	(87,860)	-
May 19, 2025		$0.625	1,000,000	-	-	-	1,000,000
October 19, 2026		$0.30	1,250,000	-	-	-	1,250,000
December 28, 2026		$0.30	100,000	-	-	-	100,000
April 11, 2027		$0.20	6,500,000	-	-	-	6,500,000
June 21, 2028		$0.35	2,500,000	-	-	-	2,500,000
June 28, 2028		$0.35	1,099,250	-	-	-	1,099,250
July 18, 2028		$0.35	556,250	-	-	-	556,250
Outstanding			13,093,360	-	-	(87,860)	13,005,500
Weighted average exercise price			$0.29	$Nil	$Nil	$0.50	$0.29

(a)The 87,860 incentive warrants pursuant to the warrant incentive program in March 2023 expired.

As at March 31, 2025, the weighted average contractual remaining life of warrants is 2.22 years (September 30, 2024 – 2.71 years).

The continuity of warrants for the year ended September 30, 2024 is as follows:

Expiry date		Exercise price	September 30, 2023	Issued	Exercised	Expired	September 30, 2024
May 19, 2025		$0.625	1,000,000	-	-	-	1,000,000
March 15, 2025	(a)	$0.50	87,860	-	-	-	87,860
October 19, 2026		$0.30	-	1,250,000	-	-	1,250,000
December 28, 2026		$0.30	-	100,000	-	-	100,000
April 11, 2027		$0.20	-	6,500,000	-	-	6,500,000
June 21, 2028		$0.35	-	2,500,000	-	-	2,500,000
June 28, 2028		$0.35	-	1,099,250	-	-	1,099,250
July 18, 2028		$0.35	-	556,250	-	-	556,250
Outstanding			1,087,860	12,005,500	-	-	13,093,360
Weighted average exercise price			$0.61	$0.26	$Nil	$Nil	$0.29

(a)Pursuant to the warrant incentive program, 87,860 warrants were exercised on March 15, 2023 for 87,860 common shares and 87,860 incentive warrants at a price of $0.50 expiring on March 15, 2025.

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS - continued

c)Finder’s warrants

The continuity of finder’s warrants for the six months ended March 31, 2025 is as follows:

Expiry date	Exercise price	September 30, 2024	Issued	Exercised	Expired	March 31, 2025
June 21, 2025	$0.16	105,000	-	-	-	105,000
June 28, 2025	$0.16	10,500	-	-	-	10,500
July 18, 2025	$0.16	10,937	-	-	-	10,937
October 19, 2026	$0.20	79,450	-	-	-	79,450
December 28, 2026	$0.20	43,750	-	-	-	43,750
Outstanding		249,637	-	-	-	249,637
Weighted average exercise price		$0.18	$Nil	$Nil	$Nil	$0.18

As at March 31, 2025, the weighted average contractual remaining life of finder’s warrants is 0.92 years (September 30, 2024 – 1.42 years).

The continuity of finder’s warrants for the year ended September 30, 2024 is as follows:

Expiry date	Exercise price	September 30, 2023	Issued	Exercised	Expired	September 30, 2024
June 21, 2025	$0.16	-	105,000	-	-	105,000
June 28, 2025	$0.16	-	10,500	-	-	10,500
July 18, 2025	$0.16	-	10,937	-	-	10,937
October 19, 2026	$0.20	-	79,450	-	-	79,450
December 28, 2026	$0.20	-	43,750	-	-	43,750
Outstanding		-	249,637	-	-	249,637
Weighted average exercise price		$Nil	$0.18	$Nil	$Nil	$0.18

The weighted average assumptions used to estimate the fair value of finder’s warrants for the six months ended March 31, 2025 and 2024 were as follows:

	March 31, 2025	March 31, 2024
Risk-free interest rate	n/a	3.39% - 4.54%
Expected life	n/a	3 years
Expected volatility	n/a	120.44% - 121.24%
Expected dividend yield	n/a	nil

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, presented in Canadian Dollars)

9.RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the six months ended March 31, 2025

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share- based payments	Total
Jason Weber Chief Executive Officer, Director	$ 81,000	$ Nil	$ Nil	$ Nil	$ 9,963	$ 90,963
Rob Duncan VP of Exploration	$ 75,000	$ Nil	$ Nil	$ Nil	$ 7,970	$ 82,970
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 6,376	$ 6,376
Marc G. Blythe Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 6,376	$ 6,376
Mark T. Brown Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 7,970	$ 7,970
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 6,376	$ 6,376

For the six months ended March 31, 2024

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share- based payments	Total
Jason Weber Chief Executive Officer, Director	$ 81,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 81,000
Rob Duncan VP of Exploration	$ 76,724	$ Nil	$ Nil	$ Nil	$ Nil	$ 76,724

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, presented in Canadian Dollars)

9.RELATED PARTY TRANSACTIONS – continued

Related party transactions and balances

		Six months ended				Balance due
	Services	March 31, 2025		March 31, 2024		As at March 31, 2025		As at September 30, 2024
Amounts due to:
Jason Weber	Consulting fee and share-based payment		$90,963		$81,000		$27,299	$	Nil
Rob Duncan	Consulting fee and share-based payment		$82,970		$76,724		$14,356	$	Nil
Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services		$113,565		$107,700		$677,216		$606,564
Mark Brown	Expenses reimbursement		$31,284		$12,448		$2,884	$	Nil
Marc G. Blythe	Expenses reimbursement	$	Nil	$	Nil	$	Nil		$2,115
TOTAL:			$318,782		$277,872		$721,755		$608,679

(a)The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company.

10.SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the six months ended March 31, 2025 were as follows:

•As of March 31, 2025, a total of $8,300 in exploration and evaluation asset costs was included in accounts payable and accrued liabilities and a total of $12,500 was included in due to related parties;

•As of March 31, 2025, a total of $109,750 in share issue costs was included in due to related parties; and

•As of March 31, 2025, a total of $1,000 in deferred financing costs was included in accounts payable and accrued liabilities and a total of $41,500 was included in due to related parties.

The significant non-cash investing and financing transactions during the six months ended March 31, 2024 were as follows:

•As of March 31, 2024, a total of $6,251 in exploration and evaluation asset costs was included in accounts payable and accrued liabilities and a total of $37,500 was included in due to related parties;

•As of March 31, 2024, a total of $4,257 in share issue costs was included in accounts payable and accrued liabilities and a total of $81,750 in share issue costs was included in due to related parties; and

•As of March 31, 2024, a total of $29,500 in deferred financing costs was included in due to related parties.

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, presented in Canadian Dollars)

11.SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	March 31, 2025	September 30, 2024
Non-current assets
USA	$14,376	$75,889
Canada	7,075,521	6,873,183
	$7,089,897	$6,949,072

12.FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)Currency risk

The Company’s property interest in USA make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the US dollar and the Peruvian nuevo sol over the Canadian dollar would not significantly affect the Company.

(b)Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to the liquidity of its cash. The Company limits exposure to credit risk by maintaining its cash with a large Canadian financial institution.

(c)  Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company does not have sufficient cash to settle its current liabilities, and further funding will be required to meet the Company’s short-term and long-term operating needs. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, presented in Canadian Dollars)

12. FINANCIAL INSTRUMENTS – continued

(d)  Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at March 31, 2025, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

The Company owns available-for-sale marketable securities in the mineral resource sector. Changes in the future pricing and demand of commodities can have a material impact on the market value of the investments. The nature of such investments is normally dependent on the invested company being able to raise additional capital to further develop and to determine the commercial viability of its resource properties. Management mitigates the risk of loss resulting from this concentration by monitoring the trading value of the investments on a regular basis.

i)Interest rate risk

As at March 31, 2025, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase, the Company may mitigate future exposure by entering into fixed-rate deposits. A 1% change in the interest rate, with other variables unchanged, would not significantly affect the Company.

ii)Foreign exchange risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company may maintain cash and other financial instruments, or may incur revenues and expenditures in currencies other than the Canadian dollar. Significant changes in the currency exchange rates between the Canadian dollar relative to these foreign currencies, which may include but are not limited to US dollars and Peruvian nuevo sol, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

(e)Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of minerals such as silver, gold, zinc, lead and copper. The Company’s input costs are also affected by the price of fuel. The Company closely monitors mineral and fuel prices to determine the appropriate course of action to be taken by the Company.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, presented in Canadian Dollars)

12. FINANCIAL INSTRUMENTS – continued

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at amortized cost by level within the fair value hierarchy.

As at March 31, 2025	Level 1	Level 2	Level 3	Total
Assets:
Cash	$206,375	$-	$-	$206,375

As at September 30, 2024	Level 1	Level 2	Level 3	Total
Assets:
Cash	$709,647	$-	$-	$709,647

13. MANAGEMENT OF CAPITAL RISK

The Company considers items included in shareholders’ equity as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s approach to managing capital remains unchanged from the year ended September 30, 2024.

14. EVENT AFTER REPORTING PERIOD

On April 9, 2025, the Company completed a non-brokered private placement by issuing 13,500,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $1,350,000. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.15. In connection with the financing, the Company paid $32,200 in cash finder’s fees and issued 320,000 finder’s warrants, each of which is exercisable into one common share at a price of $0.15 for a period of 36 months.